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                              January 26, 2022

       Zhizhuang Miao
       Chief Executive Officer
       Global Lights Acquisition Corp
       Room 902, Unit 1, 8th Floor, Building 5
       No. 201, Tangli Road
       Chaoyang District, Beijing 100123
       The People   s Republic of China

                                                        Re: Global Lights
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
30, 2021
                                                            CIK No. 0001897971

       Dear Mr. Miao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 30, 2021

       Cover Page

   1. We note your disclosure that your principal executive offices are located in China, the
                                                        SPAC Sponsor is located
in China, and all your executive officers and/or directors are located in or have
significant ties to China. Please disclose this prominently on the prospectus cover page.
Disclose the risk that you may acquire a Chinese company with operations conducted by
subsidiaries and through contractual arrangements with a
                                                        variable interest
entity (VIE) based in China and that this structure involves unique risks to investors. If true,
disclose that these contracts have not been tested in court. Explain
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
January 26,NameGlobal
            2022        Lights Acquisition Corp
January
Page 2 26, 2022 Page 2
FirstName LastName
         whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in
         your or the target company   s post-combination operations and/or a
material change in the
         value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should also clarify how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.
Summary, page 1

3. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Also disclose, if true, that the
         VIE agreements have not been tested in a court of law.
4. Please revise your summary of risk factors to describe in greater detail the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references (including page numbers) to the more detailed
 Zhizhuang Miao
Global Lights Acquisition Corp
January 26, 2022
Page 3
         discussion of these risks in the prospectus. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. State whether you or the post-combination company may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please describe in greater detail the consequences to you and your investors if you or the post-combination company: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
         Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
The Offering, page 12

8. Under "Ability to extend time to complete business combination," please disclose that the public shareholders will have the opportunity to redeem their shares.
9. Under "Redemption Rights in connection with proposed amendments to our amended and restated memorandum and articles of association" and the related risk factor on page 48, please disclose that in connection with any such vote to amend your articles, the public
FirstName LastNameZhizhuang Miao
       shareholders will have the opportunity to redeem their shares. Also disclose the
Comapany    NameGlobal
       circumstances     Lights
                      under      Acquisition
                             which            Corp
                                    such amendments   would be made; i.e., that
the company's
       shares would  no
January 26, 2022 Page 3 longer  be listed on Nasdaq.
FirstName LastName
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
January 26,NameGlobal
            2022        Lights Acquisition Corp
January
Page 4 26, 2022 Page 4
FirstName LastName
Risk Factors, page 33

10. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if the determinations, changes, or interpretations result in your inability to assert your contractual control rights over the assets of your PRC subsidiaries or the VIEs that may conduct all or substantially all of your operations.
11. We note your risk factor disclosure regarding PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews. Please revise to describe the potential impact on your ability to complete a business combination in the prescribed time period.
12. We note your disclosure about the Holding Foreign Companies Accountable Act. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
13. We note your disclosure that the Chinese government may intervene or influence your
         operations at any time. Given the Chinese government   s significant
oversight and
         discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
14. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
January 26,NameGlobal
            2022        Lights Acquisition Corp
January
Page 5 26, 2022 Page 5
FirstName LastName
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Dan Ouyang